Exhibit 12

NCO Group, Inc.

Ratio of Earnings to Fixed Charges

(in thousands, except for ratios)

	Successor						Predecessor
					Period from
					July 13, 2006		Period from
					(date of inception)		January 1
	For the Years Ended				through		through
	December 31,				December 31,		November 15,
	2008(1)(2)		2007(1)		2006(1)(3)		2006
Earnings:
Add:
(Loss) income before income taxes and minority interest	$(427,303)		$(45,091)		$(79,470)		$39,666
Fixed charges	117,602		107,534		16,563		37,465
Amortization of capitalized interest	11		11		1		10
	(309,689)		62,454		(62,906)		77,141
Subtract:
Interest capitalized	25		—		—		—
Distributions to minority holders	12,242		6,934		579		3,574
	12,267		6,934		579		3,574
Earnings	$(321,957)		$55,520		$(63,485)		$73,567

Fixed Charges:
Interest expense	$94,831		$95,294		$14,978		$26,643
Interest capitalized	25		—		—		—
Amortization of deferred financing charges not included in interest expense	—		—		—		230
Portion of rentals deemed to be interest	22,746		12,240		1,585		10,592
	$117,602		$107,534		$16,563		$37,465

Ratio of earnings to fixed charges	(2.7	)x	0.5	x	(3.8	)x	2.0	x

(1)           For the years ended December 31, 2008 and 2007 and for the period from July 13, 2006 through December 31, 2006, the Company’s ratio of earnings to fixed charges indicated a less than one-to-one coverage. The deficiency was a result of earnings that were $439.6 million, $52.0 million and $80.0 million, respectively, less than fixed charges.

(2)           Loss before income taxes and minority interest includes intangible asset impairment charges of $289.5 million and restructuring charges of $11.6 million.

(3)           Loss before income taxes and minority interest includes intangible asset impairment charges of $89.9 million.